                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 26)

                             Sterling Software, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                   859547-10-1
                                 (CUSIP Number)

                                 Robert L. Estep
                           Jones, Day, Reavis & Pogue
                            2300 Trammell Crow Center
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 220-3939
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 8, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


                         (Continued on following pages)

                             (Page 1 of 122 Pages)

CUSIP NO. 859547-10-1                    13D/A              Page 2 of 122 Pages)

================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sam Wyly  ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       BK
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
  NUMBER OF      7      SOLE VOTING POWER
   SHARES
BENEFICIALLY            496,965
  OWNED BY     -----------------------------------------------------------------
    EACH         8      SHARED VOTING POWER
 REPORTING
PERSON WITH             300,000
               -----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,096,965
               -----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        300,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,396,965
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                    13D/A               Page 3 of 122 Pages

================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles J. Wyly, Jr. ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       BK
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
  NUMBER OF      7      SOLE VOTING POWER
   SHARES
BENEFICIALLY            698,273
  OWNED BY     -----------------------------------------------------------------
    EACH         8      SHARED VOTING POWER
 REPORTING
PERSON WITH             300,000
               -----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,498,273
               -----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        300,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,798,273
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                    13D/A               Page 4 of 122 Pages

================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited)
       75-231945
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
--------------------------------------------------------------------------------
  NUMBER OF      7      SOLE VOTING POWER
   SHARES
BENEFICIALLY            300,000
  OWNED BY     -----------------------------------------------------------------
    EACH         8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
               -----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        300,000
               -----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       300,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                  13D/A                Page 5 of 122 Pages

         This Schedule 13D/A Amendment No. 26 hereby amends the Schedule 13D, as amended by Amendment Nos. 1 through 25 (collectively the "Schedule 13D"), filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) with respect to the securities of Sterling Software, Inc. (the "Company"). Defined terms used but not defined herein shall have the meanings as previously set forth in the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

         Not amended.

Item 2.  Identity and Background.
         -----------------------

         Item 2 is hereby amended and restated in its entirety to read as follows:

         The names of the persons filing this statement are Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. ("Maverick Entrepreneurs"), a limited partnership formerly known as First Dallas Limited, of which Sam Wyly and Charles J. Wyly, Jr. are the sole general partners. Sam Wyly, Charles J. Wyly, Jr., and Maverick Entrepreneurs are sometimes collectively referred to herein as the "Reporting Persons." The principal business and office address of each of the Reporting Persons is 8080 North Central Expressway, Suite 1300, Dallas, Texas 75208. Sam Wyly is principally employed as Chairman of the Board of Directors of each of the Company and Michaels Stores, Inc. Charles J. Wyly, Jr. is principally employed as Vice Chairman of the Board of Directors of each of the Company and Michaels Stores, Inc. The principal business address of Michaels Stores, Inc. is 8000 Bent Branch Drive, Irving, Texas 75063.

         No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sam Wyly and Charles J. Wyly, Jr. are citizens of the United States. Maverick Entrepreneurs is a Texas limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is hereby amended and restated in its entirety to read as follows:

         As further described in Item 5 herein, on September 25, 1996, certain trusts of which Sam Wyly is trustee exercised warrants to purchase an aggregate of 101,011 shares of Common Stock. Also as further described in Item 5 herein, on September 25, 1996, certain trusts of which Charles J. Wyly, Jr. is trustee exercised warrants to purchase an aggregate of 134,683 shares of Common Stock.

         The source of funds to exercise the warrants described in the preceding paragraph was borrowings in the aggregate amount of $8,587,000 under revolving lines of credit maintained by each of the trusts described in Item 5 of this
Schedule 13D with each of NationsBank of Texas, N.A. ("NationsBank") and Citibank, N.A. ("Citibank"). See Item 6 below.

         The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were previously granted to Sam Wyly and Charles J. Wyly, Jr. under the Company's stock option plans.

Item 4.  Purpose of Transaction.
         ----------------------

         Not amended.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)-(b) Sam Wyly beneficially owns 2,396,965 shares, or 6.0%, of the Common Stock of the Company. Sam Wyly beneficially owns (i) 138,612 of such shares in his capacity as the sole general partner of Tallulah, Ltd.,
(ii) 300,000 of such shares in his capacity as a general partner of Maverick Entrepreneurs and (iii) an aggregate of 358,353 of such shares in his capacity as the sole trustee of the trusts listed below:

CUSIP NO. 859547-10-1                  13D/A              Page 6 of 122 Pages

                                                        Number of Shares
                           Name of Trust               Beneficially Owned
                           -------------               ------------------

           1.      The Christiana Parker Wyly Trust          34,890
           2.      The Andrew David Sparrow Wyly Trust       34,890
           3.      The Laurie L. Wyly Revocable Trust        97,624
           4.      The Lisa Wyly Revocable Trust             95,425
           5.      The Kelly Wyly Elliot Trust               95,524

         Sam Wyly possesses sole voting power with respect to 496,965 shares of Common Stock, sole dispositive power with respect to 2,096,965 shares of Common Stock and shared voting and shared dispositive power with respect to 300,000 shares of Common Stock held by Maverick Entrepreneurs.

         Charles J. Wyly, Jr. beneficially owns 1,798,273 shares, or 4.6%, of the Common Stock of the Company. Charles J. Wyly, Jr. beneficially owns (i) 256,574 of such shares in his capacity as the sole general partner of Brush Creek, Ltd., (ii) 300,000 of such shares in his capacity as a general partner of Maverick Entrepreneurs, and (iii) an aggregate of 441,699 of such shares as the sole trustee of the trusts listed below:

                                                      Number of Shares
                           Name of Trust             Beneficially Owned
                           -------------             ------------------

           1.      The Martha Caroline Wyly Trust          110,425
           2.      The Charles J. Wyly, III Trust          110,425
           3.      The Emily Ann Wyly Trust                110,424
           4.      The Jennifer Lynn Wyly Trust            110,425


         Charles J. Wyly, Jr. possesses sole voting power with respect to 698,273 shares of Common Stock, sole dispositive power with respect to 1,498,273 shares of Common Stock and shared voting and shared dispositive power with respect to 300,000 shares of Common Stock held by Maverick Entrepreneurs.

         Maverick Entrepreneurs beneficially owns and possesses sole voting and sole dispositive power with respect to 300,000 shares, or 0.7%, of Common Stock of the Company.

         The Reporting Persons as a group beneficially own 3,895,238 shares of Common Stock, or 9.5%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,495,238 shares of Common Stock and sole dispositive power with respect to 3,895,238 shares of Common Stock.

         (c) On September 25, 1996, three trusts of which Sam Wyly is the sole trustee exercised warrants to purchase an aggregate of 101,011 shares of Common Stock, at an exercise price of $36.50 per share, as detailed below:

                                                            Number of
                         Name of Trust                  Shares Purchased
                         -------------                  ----------------

           1.      The Lisa Wyly Revocable Trust             33,671
           2.      The Laurie L. Wyly Revocable Trust        33,670
           3.      The Kelly Wyly Elliott Trust              33,670

The beneficial ownership by each of the trusts of the Common Stock issuable upon exercise of such warrants was previously reported in Amendment No. 23 to this
Schedule 13D.

         On October 8, 1996, Sam Wyly was granted options to purchase an aggregate of 1,600,000 shares of Common Stock at an exercise price of $28.25 per share, which options will become exercisable on January 6, 1997. As a result, Sam Wyly is deemed to have become the beneficial owner of an additional 1,600,000 shares of Common Stock on November 8, 1996.

         On September 25, 1996, four trusts of which Charles J. Wyly, Jr. is the sole trustee exercised warrants to purchase an aggregate of 134,683 shares of Common Stock at an exercise price of $36.50 per share, as detailed below:

CUSIP NO. 859547-10-1                   13D/A              Page 7 of 122 Pages

                                                           Number of
                         Name of Trust                  Shares Purchased

           1.      The Martha Caroline Wyly Trust            33,671
           2.      The Charles J. Wyly, III Trust            33,671
           3.      The Emily Ann Wyly Trust                  33,670
           4.      The Jennifer Lynn Wyly                    33,671


The beneficial ownership by each of the trusts of the Common Stock issuable upon exercise of such warrants was previously reported in Amendment No. 23 to this
Schedule 13D.

         On October 8, 1996, Charles J. Wyly, Jr. was granted options to purchase an aggregate of 800,000 shares of Common Stock at an exercise price of $28.25 per share, which options will become exercisable on January 6, 1997. As a result, Charles J. Wyly, Jr. is deemed to have become the beneficial owner of an additional 800,000 shares of Common Stock on November 8, 1996.

         Except as otherwise reflected in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.

         (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         Item 6 is hereby amended to add the following at the end thereof:

         Each of (i) the trusts described in Item 5 for which Sam Wyly is trustee (the "Sam Wyly Trusts") and Tallulah, Ltd., (ii) the trusts described in
Item 5 for which Charles J. Wyly, Jr. is trustee (the "Charles Wyly Trusts") and Brush Creek, Ltd., and (iii) Maverick Entrepreneurs maintain separate revolving lines of credit with NationsBank (collectively, the "NationsBank Credit Facilities"). The obligations of each borrower to repay advances made under its NationsBank Credit Facilities are several, full-recourse obligations that are secured by the pledge of shares of Common Stock beneficially owned by the Reporting Persons as well as other securities. Each advance under a NationsBank Credit Facility bears interest at NationsBank's prime rate or at a floating rate, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have each guaranteed the obligations of Maverick Entrepreneurs under its NationsBank Credit Facility. All amounts outstanding under the NationsBank Credit Facilities mature on November 22, 1996. Each of the Sam Wyly Trusts, the Charles Wyly Trusts, Maverick Entrepreneurs, Tallulah, Ltd. and Brush Creek, Ltd. presently intend to amend the NationsBank Credit Facilities, or refinance such credit facilities with another lender, prior to such maturity date.

         Each of (i) Tallulah, Ltd., (ii) Brush Creek, Ltd., (iii) each of the Sam Wyly Trusts, and (iv) each of the Charles Wyly Trusts also maintains a separate revolving line of credit with Citibank (collectively, the "Citibank Credit Facilities"). The obligations of each borrower to repay advances made under its Citibank Credit Facility are full-recourse obligations that are secured by the borrower's pledge of certain shares of Common Stock beneficially owned by the Reporting Persons, as well as other securities and assets. Each advance under a Citibank Credit Facility bears interest at a rate of Citibank's announced base rate, plus 1.0%, or at a Eurodollar-based rate, minus 1.0%, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have guaranteed the obligations of Tallulah, Ltd. and Brush Creek, Ltd., respectively, under the applicable Citibank Credit Facility, and certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts, have guaranteed the obligations of the respective trusts under the applicable Citibank Credit Facility. All amounts outstanding under the Citibank Credit Facilities mature on December 16, 1996. Each of the Sam Wyly Trusts, the Charles Wyly Trusts, Maverick Entrepreneurs, Tallulah, Ltd. and Brush Creek, Ltd. presently intends to renew its Citibank Credit Facility, or refinance such credit facility with another lender, prior to such maturity date.

         The foregoing description of the agreements relating to the NationsBank Credit Facilities and the Citibank Credit Facilities is qualified in its entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP NO. 859547-10-1                  13D/A               Page 8 of 122 Pages

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1.  Agreement pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit 2. Form of Loan Agreement, dated November 22, 1994, among NationsBank and (i) the Sam Wyly Trusts and Tallulah, Ltd.;
                     (ii) the Charles Wyly Trusts and Brush Creek Limited; and
                     (iii) Maverick Entrepreneurs.

         Exhibit 3. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) each of the Charles Wyly Trusts; and (v) Maverick Entrepreneurs.

         Exhibit 4.  Form of Collateral Maintenance Agreement, dated
                     November 22, 1994, between NationsBank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) each of the Charles Wyly Trusts; and (v) Maverick Entrepreneurs.

         Exhibit 5. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Evan Wyly, in favor of NationsBank.

         Exhibit 6. Form of Credit Agreement, dated as of December 16, 1994, as amended, between Citibank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) each of the Charles Wyly Trusts.

         Exhibit 7. Form of Pledge Agreement, dated as of December 16, 1994, as amended, between Citibank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) each of the Charles Wyly Trusts.

         Exhibit 8. Form of Guaranty Agreement, dated as of December 16, 1994, in favor of Citibank by (i) the general partner of Tallulah, Ltd.; (ii) the general partner of Brush Creek, Ltd.; and (iii) certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts.

CUSIP NO. 859547-10-1                    13D/A              Page 9 of 122 Pages

                                  SIGNATURES

         After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    November 18, 1996         /s/ SAM WYLY
                                   -------------------------------------
                                   Sam Wyly


                                   /s/ CHARLES J. WYLY, JR.
                                   -------------------------------------------
                                   Charles J. Wyly, Jr.


                                   MAVERICK ENTREPRENEURS FUND, LTD. (f/k/a
                                   FIRST DALLAS LIMITED)


                                   By:   /s/ SAM WYLY
                                         -------------------------------------
                                         Sam Wyly, General Partner


                                   By:   /s/ CHARLES J. WYLY, JR.
                                         -------------------------------------
                                         Charles J. Wyly, Jr., General Partner

CUSIP NO. 859547-10-1                   13D/A            Page 10 of 122 Pages

                                 EXHIBIT INDEX

         Exhibit No.
         -----------

              1. Agreement pursuant to Rule 13d-1(f)(1)(iii)

              2. Form of Loan Agreement, dated November 22, 1994, among
                 NationsBank and (i) the Sam Wyly Trusts and Tallulah, Ltd.;
                 (ii) the Charles Wyly Trusts and Brush Creek Limited; and
                 (iii) Maverick Entrepreneurs.

              3. Form of Pledge Agreement, dated November 22, 1994, between
                 NationsBank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) each of the Charles Wyly Trusts; and (v) Maverick Entrepreneurs.

              4. Form of Collateral Maintenance Agreement, dated
                 November 22, 1994, between NationsBank and (i) Tallulah, Ltd.;
                 (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.;
                 (iv) each of the Charles Wyly Trusts; and (v) Maverick Entrepreneurs.

              5. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Evan Wyly, in favor of NationsBank.

              6. Form of Credit Agreement, dated as of December 16, 1994, as amended, between Citibank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) each of the Charles Wyly Trusts.

              7. Form of Pledge Agreement, dated as of December 16, 1994, as amended, between Citibank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) each of the Charles Wyly Trusts.

              8. Form of Guaranty Agreement, dated as of December 16, 1994, in favor of Citibank by (i) the general partner of Tallulah, Ltd.;
                 (ii) the general partner of Brush Creek, Ltd.; and (iii) certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts.